UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F	☒	or	Form 40-F	☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Fumihiko Ito
Name: Fumihiko Ito
Title: Senior Managing Executive Officer Group Chief Financial Officer

Date:  February 18, 2025

February 18, 2025

Sumitomo Mitsui Financial Group

Notice regarding Cash Tender Offers for Certain Outstanding Subordinated Debt Securities

TOKYO, February 18, 2025 --- Sumitomo Mitsui Financial Group, Inc. (the “Company,” President and Group Chief Executive Officer: Toru Nakashima) hereby announces that it has commenced cash tender offers (the “Tender Offers”) to purchase outstanding debt securities of the Company listed in the table below (collectively, the “Notes,” and each a “Series” of Notes) up to a combined aggregate principal amount of the Notes equal to U.S.$600,000,000 (the “Maximum Amount”), subject to certain acceptance priority levels, each as specified in the table below. The Maximum Amount may be increased or decreased by the Company at its own discretion.

Title of Security	CUSIP / ISIN	Aggregate Principal Amount Outstanding	Acceptance Priority Level(1)	Early Tender Premium(2)	Reference U.S. Treasury Security	Bloomberg Reference Page(3)	Fixed Spread (basis points)(2)
3.202% Subordinated Notes due 2029	86562M BS8 / US86562MBS89	U.S.$500,000,000	1	$50	4.25% UST due January 31, 2030	FIT1	45 bps
2.142% Subordinated Notes due 2030	86562M BZ2 / US86562MBZ23	U.S.$850,000,000	2	$50	4.25% UST due January 31, 2030	FIT1	55 bps

(1)

Subject to the Maximum Amount and proration, the principal amount of each Series of Notes that is purchased in the Tender Offers will be determined in accordance with the applicable Acceptance Priority Level (in numerical priority order with 1 being the highest Acceptance Priority Level and 2 being the lowest Acceptance Priority Level) specified in this column.

(2)

The Total Consideration (as defined herein) payable for each $1,000 principal amount of the Notes validly tendered at or prior to the Early Tender Deadline (as defined herein) and accepted for purchase by the Company will be calculated as described herein and more fully in the Offer to Purchase. The Total Consideration so calculated will already include the applicable Early Tender Premium. Holders whose Notes are accepted for purchase pursuant to the Tender Offers will also receive accrued and unpaid interest on their purchased Notes from the last interest payment date for such Notes to, but excluding, the applicable Settlement Date (as defined herein).

(3)	The applicable page on Bloomberg from which the Dealer Managers will quote the bid side prices of the applicable U.S. Treasury Security.

The Tender Offers are being made upon the terms and subject to the conditions set forth in the offer to purchase dated February 18, 2025, as it may be amended or supplemented from time to time (the “Offer to Purchase”). Capitalized terms not otherwise defined in this press release have the same meaning as in the Offer to Purchase. References in this press release to “$” or “U.S.$” are to United States dollars unless otherwise indicated. Unless the context otherwise requires, the “Company,” “we,” “us,” “our,” and similar terms refer to Sumitomo Mitsui Financial Group, Inc. as well as to its subsidiaries.

The purpose of the Tender Offers is to optimize the Company’s capital structure under the applicable Japanese regulatory capital framework.

Indicative Timetable

The following table sets out the expected dates and times of the key events relating to the Tender Offers. This is an indicative timetable and is subject to change.

Date	Calendar Date and Time

Commencement Date	February 18, 2025, Tokyo time / February 17, 2025, New York City time

Early Tender Deadline	5:00 p.m., New York City time, on March 3, 2025, unless extended with respect to one or more Series of Notes.

Withdrawal Deadline	5:00 p.m., New York City time, on March 3, 2025, unless extended with respect to one or more Series of Notes.

Price Determination Time	9:00 a.m., New York City time, on March 4, 2025, unless extended with respect to one or more Series of Notes.

Early Settlement Date	The Early Settlement Date is expected to be March 11, 2025, the sixth business day following the Early Tender Deadline, but subject to change.

Expiration Time	5:00 p.m., New York City time, on March 18, 2025, unless extended with respect to one or more Series of Notes.

Final Settlement Date	Promptly after the Expiration Time. Expected to be March 25, 2025, the sixth business day following the Expiration Time, but subject to change.

Overview of the Tender Offers

Consummation of the Tender Offers is subject to a number of conditions, including the completion by the Company of a proposed new offering of perpetual subordinated debt securities (the “New Notes”) on terms and subject to conditions reasonably satisfactory to us. Subject to applicable law, the Company may waive any and all of these conditions or extend, terminate or withdraw the Tender Offers with respect to one or more Series of Notes and/or increase or decrease the Maximum Amount. The Tender Offers are not conditioned upon any minimum amount of Notes being tendered. There are no guaranteed delivery provisions applicable to the Tender Offers.

The Tender Offers will expire at 5:00 p.m., New York City time, on March 18, 2025, unless extended (such date and time, as the same may be extended, the “Expiration Time”), or earlier terminated by the Company. Holders of Notes must validly tender and not validly withdraw their Notes at or before 5:00 p.m., New York City time, on March 3, 2025, unless extended with respect to one or more Series of Notes (such date and time, as the same may be extended, the “Early Tender Deadline”) or earlier terminated by the Company, to be eligible to receive the applicable Total Consideration for their tendered Notes, which already includes the applicable Early Tender Premium set forth in the table above.

Total Consideration and Tender Consideration

The “Total Consideration” for each $1,000 principal amount of Notes of any Series tendered and accepted for purchase pursuant to the Tender Offers will be determined in the manner set forth in the Offer to Purchase by reference to a yield to maturity equal to the sum of (i) the applicable fixed spread specified for such Series in the table above over (ii) the yield corresponding to the bid-side price of the applicable Reference U.S. Treasury Security specified for such Series in the table above, as displayed on the applicable Bloomberg Reference Page specified in the table above, as calculated by the Dealer Managers at 9:00 a.m., New York City time, on March 4, 2025 (such time and date, as the same may be extended, the “Price Determination Time”), which Total Consideration so calculated will already include the applicable Early Tender Premium. For avoidance of doubt, the Early Tender Premium is not payable in addition to the Total Consideration calculated from the applicable Fixed Spread and applicable Reference Yield.

Holders of Notes who validly tender their Notes after the Early Tender Deadline and at or before the Expiration Time will be eligible to receive the applicable Tender Consideration per $1,000 principal amount of Notes tendered by such Holder that are accepted for purchase, which is equal to the applicable Total Consideration minus the Early Tender Premium.

Notes tendered may be validly withdrawn at any time at or before 5:00 p.m., New York City time, on March 3, 2025 (such date and time, as the same may be extended, the “Withdrawal Deadline”) but not thereafter, unless extended with respect to one or more Series of Notes or earlier terminated by the Company.

Assuming the Tender Offers are not extended and the conditions to the Tender Offers are satisfied or waived, the Company expects that settlement for Notes validly tendered and not validly withdrawn on or before the Early Tender Deadline that are accepted for purchase will be March 11, 2025 (the “Early Settlement Date”), and for Notes validly tendered after the Early Tender Deadline and on or before the Expiration Time that are accepted for purchase, will be on March 25, 2025 (the “Final Settlement Date” and the Early Settlement Date and the Final Settlement Date each a “Settlement Date”). Holders whose Notes are accepted for purchase pursuant to the Tender Offers will also receive accrued and unpaid interest on their purchased Notes from the last interest payment date for such Notes to, but excluding, the applicable Settlement Date.

The Company reserves the right to increase or decrease the Maximum Amount at its own discretion. Accordingly, Holders should not tender any Notes that they do not wish to be accepted for purchase. If Holders tender more Notes than they expect to be accepted for purchase by the Company, based on the Acceptance Priority Level (as defined below) of the Notes being tendered, and the Company subsequently accepts more of such Notes tendered and not validly withdrawn on or before the Withdrawal Deadline, such Holders will not be able to withdraw any of their previously tendered Notes.

Proration Procedures

The amount of each Series of Notes that is purchased pursuant to the Tender Offers on the applicable Settlement Date will be subject to proration as described further below and determined in accordance with the acceptance priority levels specified in the table above and on the cover page of the Offer to Purchase in the column entitled “Acceptance Priority Level” (the “Acceptance Priority Levels”), with 1 being the highest Acceptance Priority Level and 2 being the lowest Acceptance Priority Level.

All Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline having a higher Acceptance Priority Level will be accepted before any tendered Notes having a lower Acceptance Priority Level are accepted in the Tender Offers, and all Notes validly tendered after the Early Tender Deadline having a higher Acceptance Priority Level will be accepted before any Notes tendered after the Early Tender Deadline having a lower Acceptance Priority Level are accepted in the Tender Offers. Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline will be accepted for purchase in priority to other Notes tendered after the Early Tender Deadline, even if such Notes tendered after the Early Tender Deadline have a higher Acceptance Priority Level than the Notes tendered at or before the Early Tender Deadline.

If the combined aggregate principal amount of the Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline exceeds the Maximum Amount, the amount of such Notes purchased will be prorated and the Company will accept for purchase only a combined aggregate principal amount of such Notes that will not exceed the Maximum Amount, and none of the Notes, if any, validly tendered after the Early Tender Deadline will be accepted for purchase regardless of the Acceptance Priority Level of such Notes. If Notes are validly tendered and not validly withdrawn such that the combined aggregate principal amount of such Notes does not exceed the Maximum Amount at or before the Early Tender Deadline but exceeds the Maximum Amount at the Expiration Time, no proration will be applied to any Series of the Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline, and, with respect to the Notes validly tendered after the Early Tender Deadline, the Company will accept for purchase only a combined aggregate principal amount of such Notes in accordance with the Acceptance Priority Levels (with 1 being the highest Acceptance Priority Level and 2 being the lowest Acceptance Priority Level) that does not exceed the Maximum Amount.

Subject to applicable law, the Tender Offers may be amended, extended, terminated or withdrawn with respect to one or more Series of Notes at any time. If the Tender Offers are terminated with respect to any Series of Notes without Notes of such Series being accepted for purchase, Notes of such Series tendered pursuant to the Tender Offers will promptly be returned to the tendering Holders. Notes tendered pursuant to the Tender Offers and not purchased due to the Acceptance Priority Levels or due to the proration procedures will be returned to the tendering Holders promptly following the Expiration Time or, if the Tender Offers are fully subscribed as of the Early Tender Deadline, promptly following the Early Tender Deadline.

Conditions to the Tender Offers; Allocation of New Notes

The Company’s obligation to accept for purchase, and to pay for, validly tendered Notes that have not been validly withdrawn, is subject to, and conditioned upon, satisfaction or, where applicable, waiver of the conditions to the Tender Offers described in the Offer to Purchase.

Concurrently with the announcement of the Tender Offers, the Company announced the commencement of the offering of the New Notes, which is subject to market conditions and is expected to close prior to or on the Early Settlement Deadline. The offering of the New Notes is not subject to the Tender Offers. No assurance can be given that the offering of the New Notes will be completed. Although completion of the offering of the New Notes is a condition to the Tender Offers (the “New Notes Condition,” as described more fully in the Offer to Purchase), proceeds the Company receives from the offering of the New Notes will be applied in the manner described in the prospectus for such offering, and not for the purpose of financing the Tender Offers. It is expected that the Tender Offers will be financed with cash on hand. The Tender Offers are not an offer to sell or a solicitation of an offer to buy the New Notes.

When considering any potential allocation of New Notes, the Company intends, but is not obligated, to give some degree of preference to those investors who, prior to such allocation, have validly tendered, or have indicated to the Company or the Dealer Managers their firm intention to tender, Notes in the Tender Offers, and, in such case, who have also communicated to the Company or the Dealer Managers the aggregate principal amount of Notes tendered or intended to be tendered by such investor. However, the Company is not obligated to allocate the New Notes to a Holder who has validly tendered or indicated its firm intention to tender its Notes pursuant to the Tender Offers. Any allocation of the New Notes, while being considered by the Company as set out above, will be made in accordance with standard new issue procedures. In the event that a Holder validly tenders Notes pursuant to the Tender Offers, such Notes will remain subject to such tender and the conditions of the Tender Offers as set out in the Offer to Purchase irrespective of whether that Holder receives all, part or none of any allocation of New Notes for which it has applied. Holders should note that the pricing and allocation of the New Notes may take place prior to the Early Tender Deadline for the Tender Offers and any Holder that wishes to subscribe for New Notes in addition to tendering its Notes for purchase pursuant to the Tender Offers should therefore provide, as soon as practicable, to the Company or the Dealer Managers any indications of a firm intention to tender Notes for purchase pursuant to the Tender Offers and the aggregate principal amount of Notes that it intends to tender in order for this to be taken into account as part of the New Notes allocation process. Any investment decision to purchase any New Notes should be made solely on the basis of the information contained in the prospectus prepared in connection with the issue and listing of the New Notes. The Offer to Purchase or this press release should not be deemed to be an offer to sell or a solicitation of an offer to purchase the New Notes.

Additional Information

From time to time, the Company or its affiliates may purchase additional Notes in the open market, in privately negotiated transactions, through tender offers, exchange offers or otherwise, or may redeem the Notes under certain conditions pursuant to their terms. Any future purchases may be on the same terms or on terms that are more or less favorable to Holders of Notes than the terms of the Tender Offers. Any future purchases by the Company or its affiliates will depend on various factors existing at that time. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) we may choose to pursue in the future.

None of the Company, the Dealer Managers, the Tender Agent, the Information Agent or the Trustee, or any of their respective affiliates, makes any recommendation to any Holder whether to tender or refrain from tendering any or all of such Holder’s Notes, and none of them has authorized any person to make any such recommendation.

SMBC Nikko Securities America, Inc., Goldman Sachs & Co. LLC, Merrill Lynch International and Citigroup Global Markets Inc. are serving as the Dealer Managers in connection with the Tender Offers. Questions regarding the terms of the Tender Offers should be directed to SMBC Nikko Securities America, Inc. at +1 (888) 284-9760 (U.S. toll free) or +1 (212) 224-5135 (collect), to Goldman Sachs & Co. LLC at +1 (800) 828-3182 (U.S. toll free), +1 (212) 357-1452 (U.S. collect) or +44 207 774 4836 (Europe), to Merrill Lynch International at +44 207 996 5420 (Europe) or +1 (888) 292-0070 (U.S. toll free), and to Citigroup Global Markets Inc. at +1 (800) 558-3745 (U.S. toll free) or +1 (212) 723-6106 (collect). Any questions or requests for assistance or additional copies of the Offer to Purchase or the documents incorporated by reference therein may be directed to D.F. King & Co., Inc., which is acting as the Tender Agent and the Information Agent for the Tender Offers, at the following telephone numbers: +1 (800) 967-0271 (U.S. toll free); all others at +1 (212) 269-5550 (all others); or by email to sumitomo@dfking.com.

Offer and Distribution Restrictions

This press release is for informational purposes only. This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such offer, solicitation, or sale would be unlawful. The Tender Offers are being made solely pursuant to terms and conditions set forth in the Offer to Purchase and only to such persons and in such jurisdictions as are permitted under applicable law.

United Kingdom

The communication of this press release, the Offer to Purchase and any other documents or materials relating to the Tender Offers is not being made by, nor have any such documents and/or materials been approved by, an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons falling with the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”)) or to those persons who are creditors or members of the applicable Offeror or other persons falling within Article 43 of the Order, or to any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Order.

Canada

Holders that are resident in Canada are advised that the information contained within the Offer to Purchase has not been prepared with regard to matters that may be of particular concern to residents of Canada and does not provide a description of the Canadian tax considerations that may be relevant to a decision to tender Notes. Accordingly, Canadian residents should consult with their own legal, financial and tax advisers concerning the information contained within the Offer to Purchase in their particular circumstances.

Ireland

The Tender Offers are not being made, directly or indirectly, to the public in Ireland and no offers or sales of any Notes under or in connection with the Offer to Purchase may be effected and the Offer to Purchase may not be distributed in Ireland except in conformity with the provisions of Irish law including (i) the Companies Act 2014 (as amended), (ii) Regulation (EU) 2017/1129 (the Prospectus Regulation), the European Union (Prospectus) Regulations 2019 (as amended) and any rules and guidance issued under Section 1363 of the Companies Act 2014 by the Central Bank of Ireland, (iii) the European Union (Markets in Financial Instruments) Regulations, 2017 (as amended, the “MiFiD II Regulations”), including Regulation 5 (Requirement for authorisation (and certain provisions concerning MTFs and OTFs) thereof or any rules or codes of conduct made under the MiF iD II Regulations and the provisions of the Investor Compensation Act 1998 (as amended), (iv) the Market Abuse Regulation (Regulation (EU) No. 596/2014) (as amended), the European Union (Market Abuse) Regulations 2016 (as amended) and any rules and guidance issued under Section 1370 of the Companies Act 2014, and (v) the Central Bank Acts 1942 to 2018 (as amended) and any codes of practice made under Section 117(1) of the Central Bank Act 1989 (as amended).

Belgium

Neither this press release, the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Tender Offers may not be made in Belgium by way of a public offering, as defined in Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Tender Offers may not be advertised and the Tender Offers will not be extended, and neither this press release, the Offer to Purchase nor any other documents or materials relating to the Tender Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offering of financial instruments and the admission to trading of financial instruments on regulated markets, acting on their own account. The Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offers. Accordingly, the information contained in this press release, the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Tender Offers are not being made, directly or indirectly, to the public in France. Neither this press release, the Offer to Purchase nor any other documents or offering materials relating to the Tender Offers has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Tender Offers. This press release and the Offer to Purchase have not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Tender Offers, this press release, the Offer to Purchase or any other documents or materials relating to the Tender Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Tender Offers are being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”). The Tender Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Holders or beneficial owners of the Notes that are residents of or located in Italy can offer the Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations and with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offers.

Switzerland

Neither this press release, the Offer to Purchase nor any other offering or marketing material relating to the Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange.

Accordingly, the investor protection rules otherwise applicable to investors in Switzerland do not apply to the Tender Offers. When in doubt, investors based in Switzerland are recommended to contact their legal, financial or tax adviser with respect to the Tender Offers.

Singapore

The Offer to Purchase has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. The Offer to Purchase does not constitute an offering of securities in Singapore pursuant to the Securities and Futures Act 2001 of Singapore.

The People’s Republic of China

The Offer to Purchase may not be circulated or distributed in or into the People’s Republic of China (the “PRC”) and the Tender Offers may not be made, directly or indirectly, to any resident of the PRC except to the extent consistent with the applicable laws and regulations of the PRC.

Forward-Looking Statements

This press release includes forward-looking statements. They are based on current expectations and projections about future events, and are therefore subject to risks and uncertainties which are outside of the Company’s control and could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on the Company’s current understanding and assessment of relevant factors and reasonable assumptions about the future.

Given these uncertainties, investors are cautioned not to place undue reliance on forward-looking statements. Investors are also urged to carefully review and consider the various disclosures that the Company makes, which attempt to advise interested parties of the factors that affect the Company’s business, including the section entitled “Risk Factors and Other Considerations” in the Offer to Purchase and sections entitled “Risk Factors” in reports the Company files with, or furnishes to, the SEC from time to time, specifically the Company’s annual report on Form 20-F and current reports on Form 6-K. Except as required by law, the Company disclaims any intent or obligation to update publicly any forward-looking statements set forth in this press release, whether as a result of new information, future events or otherwise.